Mail Stop 7010



August 10, 2005


Via U.S. mail and facsimile

Mr. Robert S. Keane
Chief Executive Officer
VistaPrint Limited
100 Hayden Ave.
Lexington, MA 024214


Re: 	VistaPrint Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2005
File No. 333-125470


Dear Mr. Keane:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Data, page 6
Capitalization, page 30
Selected Consolidated Financial Data, page 33
Unaudited Pro Forma Balance Sheet and Shareholders` Equity
(Deficit),
page F-8

1. Please revise the disclosures here and elsewhere in the registration statement where applicable to clarify that the pro forma earnings per share data and the pro forma balance sheet data give effect to the conversion of your Series A redeemable convertible shares into common shares on a one for one basis, and to the conversion of your Series B redeemable convertible shares into common shares on both a one for one basis and on a one to 1.25 basis. Your current disclosures regarding the pro forma information imply that all preferred shares are being converted on the same terms.
Risk Factors, page 8

We are currently dependent on a single supplier..., page 9

2. Please explain in greater detail why the risk discussed in the third paragraph of this risk factor makes this offering risky or speculative. In this regard, we note your statement that the conflict of interest is merely "perceived."

If we are unable to complete the work required under Section
404...,
page 10

3. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering."
Section 404 applies to all public companies in the United States. Please explain how this risk factor specifically applies to your company or delete it.

The loss of key personnel or an inability to attract and retain..., page 15

4. Please clearly explain how this risk factor specifically applies to your company. For example, do you lack employment contracts with your key personnel? Are any key people planning to retire or nearing retirement age? Is there tension between any key personnel and the board of directors?

The United States government may substantially increase border..., page 16

5. Please explain how your business has been materially affected by the increased border surveillance and controls. Please also explain in greater detail how the potential future actions you describe in the fifth sentence will materially affect your business.

We derive a portion of our revenues from offers made to customers..., page 20

6. We note that you currently derive less than 10% of your revenues from order referral fees. Please explain why this risk factor makes this offering risky or speculative.

Use of Proceeds, page 29

7. We read your response to comment 24 of our letter dated June
28,
2005. Please describe in greater detail the contingencies that would cause you to change your use of proceeds. In addition, please describe the alternatives to the three uses of proceeds you discuss.
See Instruction 7 to Item 504 of Regulation S-K.


Shares Eligible For Future Sale, page 92

Lock-Up Agreements, page 93

8. We read your response to comment 48 of our letter dated June
28,
2005.  Please disclose this response in this section.

Financial Statements

9. We repeat comment 53 of our letter dated June 28, 2005. The financial statements should be updated, as necessary, to comply with
Rule 3-12 of Regulation S-X at the effective date of the registration statement.

10. We repeat comment 54 of our letter dated June 28, 2005.
Provide a
currently dated consent from the independent public accountant in any future amendments.

Pro Forma Net Income (Loss)per Share (Unaudited), page F-15

11. Supplementally provide us with your computations of the adjustments to reflect the weighted average effect of the assumed conversion of preferred shares from the date of issuance, under both the assumption that these shares convert at a one to one conversion ratio and at a one to 1.25 conversion ratio. We may have further comment upon review of these computations.

Part II - Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

12. We read your response to comment 71 of our letter dated June
30,
2005. Please provide us with your detailed analysis of the application of Rule 701(d) to these option issuances.

Underwriting, page 102

13. We read your response to comment 49 of our letter dated June
30,
2005 and we have the following comments:

* Please confirm to us that there have been no material changes to Goldman Sachs` or its affiliates` electronic distribution procedures since they were approved by the staff.

* Please revise the communication to be sent to potential syndicate members to require them to confirm that there have been no material changes to their electronic distribution procedures since they were approved by the staff.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Effie Simpson, Staff Accountant, at (202)
551-
3346 or, in her absence, Linda Cvrkel, Accounting Branch Chief, at
(202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Thomas S. Ward, Esq.
Mr. Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Keith F. Higgins, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
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Mr. Robert S. Keane
VistaPrint Limited
August 10, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE